

Mail Stop 4720

November 30, 2015

Mr. Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456-1100

      Re: **SEI Investments Company**
                 Form 10-K for the Fiscal Year Ended December 31, 2014
                 Filed February 23, 2015
                 File No. 000-10200

Dear Mr. McGonigle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements
Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, page 46

1. You disclose that certain portions of your revenues require management's consideration of the nature of the client relationship in determining whether to recognize as revenue the gross amount billed or the net amount retained after payments are made to vendors for certain services related to the product or service offering. Please provide us with your analysis of how you determined that certain revenues should be accounted for on a gross versus net basis. Please also tell us the amount of revenues that require management's consideration of whether revenues should be accounted for on a gross versus net basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services